PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 7 Financial Statements

101 Larkspur Landing Circle Suite 321 Larkspur, CA 94939 www.rbsmllp.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

of New Media Trader, Inc.

We have audited the accompanying balance sheets of New Media Trader, Inc. (the “Company”), as of December 31, 2016 and 2015, and the related statements of operations and comprehensive loss, changes in stockholders’ deficit (equity), and, cash flows for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Media Trader, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the periods ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the accompanying consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit as of December 31, 2016, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM LLP

RBSM LLP

Larkspur, California

July 17, 2017

F-1

NEW MEDIA TRADER, INC.

Balance Sheets

As of December 31,

	2016	2015

Assets
Cash and cash equivalents	$269,000	$183,000
Accounts receivable, net	-	25,000
Total current assets	269,000	208,0 00
Computer Equipment, net of accumulated depreciation of $7,000 and 2,000	10,000	15,000
Total Assets	$279,000	$223,000

Liabilities and Stockholders’ Deficit
Accounts payable and accrued expenses	$149,000	$80,000
Deferred compensation expense	112,000	-
Convertible notes payable, current portion	479,000	-
Total current assets	740,000	80,000
Convertible notes payable, less current portion	738,000	479,000
Total liabilities	1,478,000	559,000

Stockholders’ Deficit
Series A convertible preferred stock, par value $0.0001, 5,000,000 shares authorized, 2,138,078 issued and outstanding	-	-
Common stock, par value $0.0001, 15,000,000 shares authorized, 5,200,706 and 5,127,906 shares issued and outstanding, respectively	1,000	1,000
Additional paid-in capital	796,000	790,000
Accumulated deficit	(1,996,000)	(1,127,000)
Total stockholders’ deficit	(1,199,000)	(336,000)
Total liabilities and stockholders’ deficit	$279,000	$223,000

(The accompanying notes are an integral part of these financial statements)

F-2

NEW MEDIA TRADER, INC

Statements of Operations

For the Years Ended December 31,

	2016	2015

Revenues, net	$11,000	$40,000
Cost of revenues	(1,000)	(30,000)
Technology and development expenses	(158,000)	(201,000)
Depreciation	(5,000)	(1,000)
General and administrative expenses	(655,000)	(628,000)
Loss from operations	(808,000)	(820,000)
Other income (expenses)
Interest expense	(61,000)	(25,000)
Loss before provision for income taxes	(869,000)	(845,000)
Provision for income taxes	-	-
Net loss	$(869,000)	$(845,000)

(The accompanying notes are an integral part of these financial statements)

F-3

New Media Trader, Inc.
Statements of Cash Flows

For the Years Ended December 31,

	2016	2015
Cash Flows From Operating Activities
Net loss	$(869,000)	$(845,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	5,000	1,000
Fair value of equity issued for services	6,000	46,000
Changes in operating assets and liabilities
Accounts receivable	25,000	(25,000)
Accounts payable and accrued expenses	69,000	65,000
Deferred compensation expense	112,000	-
Net Cash Used in Operating Activities	(652,000)	(758,000)

Cash Flows From Investing Activities
Purchase of computer equipment	-	(10,000)
Net Cash Used in Investing Activities	-	(10,000)

Cash Flows From Financing Activities
Cash from issuance of convertible notes payable	738,000	479,000
Net Cash Provided by Financing Activities	738,000	479,000

Net increase (decrease) in cash and cash equivalents	86,000	(289,000)
Cash and cash equivalents, Beginning of year	183,000	472,000
Cash and cash equivalents, End of year	$269,000	$183,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Noncash investing and financing activities: none

(The accompanying notes are an integral part of these financial statements)

F-4

New Media Trader, Inc.
Statements of Change in Stockholders’ Deficit

For the Years Ended December 31, 2016 and 2015

							Accumulated
					Additional		Other	Total
	Series A Preferred Stock		Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income/(Loss)	Deficient
January 1, 2015	2,138,078	$-	4,814,229	$1,000	$744,000	$(282,000)	$-	$463,000
Issuance of shares to founders for services	-	-	159,848	-	15,000	-	-	15,000
Restricted stock awards	-	-	153,829	-	30,000	-	-	30,000
Fair value of stock options issued for services	-		-	-	1,000	-	-	1,000
Net loss	-	-	-	-	-	(845,000)	-	(845,000)

Balance December 31, 2015	2,138,078	-	5,127,906	1,000	790,000	(1,127,000)	-	(336,000)
Restricted stock awards	-	-	72,800	-	5,000	-	-	5,000
Fair value of stock options issued for services	-	-	-	-	1,000	-	-	1,000
Net loss	-	-	-	-	-	(869,000)	-	(869,000)

Balance December 31, 2016	2,138,078	$-	5,200,706	$1,000	$796,000	$(1,996,000)	$-	$(1,199,000)

(The accompanying notes are an integral part of these financial statements)

F-5

New Media Trader, Inc.
Notes to Financial Statements

For the Years Ended December 31, 2016 and 2015

NOTE 1 – Nature of Business and Significant Accounting Policies

Company and nature of the Business

New Media Trader, Inc. dba Social Blue Book (the “Company” or “We”) was incorporated in the State of Delaware on January 2, 2014. The Company operates the website, Socialbluebook.com which offers a financial analysis of how much a transaction is worth when an advertiser approaches a social media content creator about using their social media platforms (e.g., You Tube, Vine, Facebook, and Twitter) for product placements and other forms of native advertising. Creators connect their social platforms to the Company’s assessment tools, and the Company’s proprietary algorithms calculate a dollar value that the parties to a promotion transaction then use as a documented basis for their negotiations. The Company calculates a suggested price that a content creator can use as a starting point in negotiations with a brand or agency. The Company’s price analysis takes into account the key factors such as the demographic reach, viewership, engagement, and genre.

Recently, the Company released a beta version of its creator marketplace for advertisers, brands and agencies. The proprietary marketplace platform allows brands and agencies to search through the Company’s database of content creators and obtain their prices (values based on the company’s algorithms), as well as other essential demographic data for advertising or marketing campaigns. When they locate creators on the Company’s website that are of interest, they then can use the Company’s portal to invite them to participate in campaigns. The Company has also created a payment platform for advertisers, brands and agencies to pay the content providers. Successfully executed campaigns can utilize Social Blue Book’s (“SBB”) direct deposit payment method, and the Company charges a fee for the transaction. The Company is headquartered in Los Angeles, California.

Financial Statement Presentation and basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect reported amounts and related disclosures.

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated sufficient revenue and has funded its operating losses through the sale of common stock and the issuance of debt. The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the industry.

In the course of its development activities, the Company has sustained and continues to sustain losses. The Company cannot predict if or when the Company will generate profits. Since inception the Company has generated cumulative net losses of approximately $1,996,000.

The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern depends on it obtaining the adequate capital to fund operating losses until it becomes profitable. Management plans to continue as a going concern to achieve a profitable level of operations include generating cash through increased product sales, reducing planned expenditures, if necessary, and raising capital from investors.

While management plans to take the steps necessary to extend the time period over which the then-available resources would be able to fund the operations, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. Additionally, there can be no assurance that, if such efforts are successful, the terms and conditions of such financing will be favorable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

During 2016, the Company obtained capital for working capital totaling of approximately $738,000 in connection with issuances of convertible promissory notes. During the 2015, the Company obtained capital for working capital need totaling approximately $479,000 in connection with issuances of its series A convertible preferred stock. On March 17, 2017 the Company received qualification from the Securities Exchange Commission.  On April, 11, 2017 the Company launched its online offering of series A-1 preferred stock to the public.  As of June 30, 2017, the Company has collected approximately $94,000 in commitments of which approximately $61,000 has been received from investor candidates.  This equates to approximately 31,333 and 20,333, respectively, shares of series A-1 preferred stock.

F-6

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plans and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets and/or liabilities that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. In addition, any change in these estimates or their related assumptions could have an adverse effect on our operating results. Key estimates include: valuation of derivative liabilities and valuation of deferred tax assets and liabilities.

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, and accounts receivable. Accounts receivable are typically unsecured and are derived from advertising revenue earned from advertising customers for delivering ad impressions on our platform and from billings to ad networks that represent adverting customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Although typical payment terms for online adverting industry are slow, historically, write-off losses have been minimal and within management’s expectations. For both December 31, 2016 and 2015, the allowance for doubtful accounts was nil.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents. The Company may, from time to time, have deposits in one financial institution that exceeds the federally insured amount.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts and generally do not bear interest. An allowance for doubtful accounts is established, as necessary, based on past experience and other factors, which, in management’s judgment, deserve current recognition in estimating bad debts. Such factors include growth and composition of accounts receivable, the relationship of the allowance for doubtful accounts to accounts receivable and current economic conditions. The determination of the collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. Allowances for doubtful accounts are determined based on assessing the Company’s portfolio on an individual customer and on an overall basis. This process consists of a review of historical collection experience, current aging status of the customer accounts, and the financial condition of the Company’s customers.

Computer Equipment

Computer equipment is stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For financial statement purposes, computer equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives, which is generally five years. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Platform Technology and Development Expenses

Costs for technology, including predevelopment efforts prior to establishing technological feasibility of our platform are expensed as incurred.

Development costs are capitalized when technological feasibility has been established and anticipated future revenues support the recoverability of the capitalized amounts. Capitalization stops when the product is available for general release to customers. Due to the short time period between achieving technological feasibility and product release and the insignificant amount of costs incurred during such periods, the Company has not capitalized any software development, and have expensed these costs as incurred.

F-7

Fair Value Measurement

The accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures.

ASC Topic 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 - inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

On a Recurring Basis:

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. The Company has determined that the convertible debt instruments outstanding as of the date of these financial statements include an exercise price “reset” adjustment that qualifies as derivative financial instruments under the provisions of ASC 815-40, Derivatives and Hedging - Contracts in an Entity’s Own Stock (“ASC 815-40”).

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses the Black-Scholes Option Pricing Model to value the derivative instruments. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Based on the Company’s analysis the embedded features of the convertible notes payable and series A convertible preferred stock are not considered to be derivative liabilities.

Revenue Recognition

The Company derives its revenue when a brand or an agency pays a fee to social media content creator. The Company charges the social media content creator for a fee for each transaction entered into with a brand or agency.

Revenue is recognized when services have been provided and persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Generally, the Company does not provide its customers with a contractual right of return. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

Concentrations

One customer accounted for 100% of the Company’s revenue for 2016 and 2015. The same customer accounted for 100% accounts receivable as of December 31, 2015.

F-8

Accounting for Stock-Based Compensation

Share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee’s service period. The Company recognizes compensation expense on a straight-line basis over the requisite service period of the award.

The Company has determined that the Black-Scholes Option Pricing Model is the most appropriate method for determining the estimated fair value for stock options or warrants. The Black-Scholes Model requires the use of highly subjective and complex assumptions that determine the fair value of share-based awards, including the equity instrument’s expected term and the price volatility of the underlying stock.

Equity instruments issued to nonemployees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company must assess the likelihood that the Company’s deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, a valuation allowance is recognized. Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. The Company has recorded a full valuation allowance as of December 31, 2016 and 2015. Based on the available evidence, the Company believes it is more likely than not, that it will not be able to utilize its deferred tax assets in the future. The Company intends to maintain valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances. Management makes estimates and judgments about the Company’s future taxable income that is based on assumptions that are consistent with management’s plans. Should the actual amounts differ from the estimates, the carrying value of the Company’s deferred tax assets could be materially impacted.

The Company recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of operating expense. The Company does not believe there are any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date. There were no penalties or interest liabilities accrued as of December 31, 2016 or 2015, nor were any penalties or interest costs included in expense for 2016 and 2015.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For 2016 and 2015, the Company had no comprehensive loss transactions.

Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, environment liability and tax matters. An accrual for a loss contingency is recognized when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated.

Recent Accounting Pronouncements

In February 2017, the FASB issued ASU 2017-05, “Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Topic 610-20)”, which clarifies the scope and application of ASC Topic 610-20 on accounting for the sale or transfer of nonfinancial assets, that is an asset with physical value, such as real estate, equipment, intangibles or similar property. ASU 2017-05 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We have not yet evaluated the impact of the adoption of this accounting standard on our financial position, results of operations, cash flows, or presentation thereof.

F-9

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments – Equity Method and Joint Ventures (Topic 323)” which amends the Codification to incorporate SEC staff views regarding recently issued accounting standards and investments in qualified affordable housing projects. The guidance requires registrants to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. ASU 2017-03 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years with early adoption permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We do not expect the adoption of ASU 2017-03 to have a material impact our financial position, results of operations, cash flows, or presentation thereof.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Clarifying the Definition of a Business (“ASU 2017-01”). The standard clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Under ASU 2017-01, to be considered a business, the assets in the transaction need to include an input and a substantive process that together significantly contribute to the ability to create outputs. Prior to the adoption of the new guidance, an acquisition or disposition would be considered a business if there were inputs, as well as processes that when applied to those inputs had the ability to create outputs. Early adoption is permitted for certain transactions. Adoption of ASU 2017-01 may have a material impact on the Company’s consolidated financial statements if it enters into future business combinations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This ASU requires changes in the presentation of certain items in the statement of cash flows including but not limited to debt prepayment or debt extinguishment costs; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This guidance will be effective for annual periods and interim periods within those annual periods beginning after December 15, 2017, will require adoption on a retrospective basis and will be effective for the Company on January 1, 2018. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments within this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Entities may early adopt the amendments within this ASU but not prior to the fiscal years beginning after December 15, 2018, including the interim periods within those fiscal years. An entity will apply the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). However, a prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU is designed to address simplification of several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption of this ASU is permitted and would be applied on a retrospective basis back to the beginning of fiscal year that included any such interim period in which early adoption was elected. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

F-10

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. ASU 2015-11 simplifies the subsequent measurement of inventory by replacing today’s lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out (LIFO) and the retail inventory method (RIM). Entities that use LIFO or RIM will continue to use existing impairment models (e.g., entities using LIFO would apply the lower of cost or market test). The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, issued as a new Topic, ASC Topic 606. The new revenue recognition standard supersedes all existing revenue recognition guidance. Under this ASU, an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2015-14, issued in August 2015, deferred the effective date of ASU 2014-09 to the first quarter of 2018, with early adoption permitted in the first quarter of 2017. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In March, April, May, and December 2016, the FASB issued the following updates, respectively, to provide supplemental adoption guidance and clarification to ASU 2014-09. These standards must be adopted concurrently upon the adoption of ASU 2014-09. The Company is currently evaluating the potential effects of adopting the provisions of these updates.

●	ASU No. 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

●	ASU No. 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing;

●	ASU No. 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients; and

●	ASU No. 2016-19, Technical Corrections and Improvements

The Company continually assess any new accounting pronouncements to determine their applicability. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, management undertakes a study to determine the consequence of the change to the Company’s financial statements and assure that there are proper controls in place to ascertain that the financial statements properly reflect the change. The Company has evaluated all other GAAP pronouncements issued through the date the financials were issued and believe that the adoption of these will not have a material impact on the Company’s financial statements.

NOTE 2 – CONVERTIBLE NOTES PAYABLE

During 2016 and 2015 the Company completed a private placement of its convertible promissory notes (“2016 Notes” and “2015 Notes”) with approximately twenty-five accredited investors (“Holders”), totaling $1,217,000 and $479,000, respectively. The Notes accrue interest at a rate of 7.5% per annum and are due and payable on the second-year anniversary of the purchase date. The notes become due and payable ranging from January 4, 2017 through January 2018, with $479,000 and $738,000 maturing in 2017 and 2018, respectively. The Notes are convertible into the Company’s common stock, as follows:

In the event that the Company issues and sells shares of the Company’s equity securities (“Equity Securities”) to investors (the “Investors”) on or before the date of the repayment in full of the Notes in an equity financing resulting in gross proceeds to the Company of at least one million dollars ($1,000,000) (not including the conversion of the Notes), then the outstanding principal amount of the Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities and otherwise on the same terms and conditions applicable to the Investors.

F-11

In the event that the Company consummates a change of control of the Company prior to the conversion or repayment in full of the Notes, the Holders, may elect to either: (i) require the Company to pay the Holders in cash an aggregate amount equal to the sum of (A) one-and-one-half times (1.5x) the aggregate principal amount of the Notes then-outstanding and (B) all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the Notes then-outstanding, together with all unpaid accrued interest thereon, into shares of common stock of the Company at a conversion price equal to the quotient of eight million dollars ($8,000,000) divided by the aggregate number of outstanding shares of the Company’s common stock as of immediately prior to such change of control (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes. The Company will give the Holders at least twenty (20) days’ prior written notice of the anticipated closing date of such Change of Control (provided that such notice may be waived in writing at the election of the Requisite Holders).

In the event that neither of the two above occurs prior to the maturity date, then the Holders, in their sole option and upon written notice to the Company made at least five (5) days prior to the maturity date, may, effective as of the maturity date, elect to either: (i) allow the Notes to remain outstanding, with interest continuing to accrue as provided under this Note; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) divided by the aggregate number of shares of the Company’s common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes) plus any unallocated shares under the Company’s equity incentive plan (the “Equity Plan”). In the event that Holders elect to allow the Notes to remain outstanding after the maturity date, the Holders may, at any time after the maturity date, and upon at least five (5) days’ prior written notice to the Company, elect to convert the outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) divided by the aggregate number of shares of the Company’s common stock outstanding at the time of such notice (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes) plus any unallocated shares under the Equity Plan). In the event the Holders do not timely make an election pursuant to this provision, the Notes shall remain outstanding, with interest continuing to accrue as provided under the Notes. Notwithstanding the foregoing, to the extent the Company consummates an equity financing transaction after Holder has converted the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock the Holders shall, at the time of such post-conversion financing, have the right to exchange such shares of the Company’s common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the Notes at the time of the conversion of such amounts into shares of the Company’s Common Stock.

The 2016 Notes differ from the 2015 Notes in the following respects: (i) they become due and payable between April 2018 and December 2018; (ii) in the event that the Company issues and sells shares of the Company’s Equity Securities to Investors on or before the date of the repayment in full of the 2016 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2016 Notes), then the outstanding principal amount of the 2016 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to the lesser of (A) eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities, or (B) the price equal to the quotient of ten million dollars ($10,000,000.00) divided by the aggregate number of outstanding shares of common stock of the Company as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes), and in each case, otherwise on the same terms and conditions applicable to the Investors; and (iii) the Change of Control Valuation Cap is ten million dollars ($10,000,000); and the Voluntary Conversion Valuation Cap is eight million dollars ($8,000,000).

The Company has evaluated the Notes and conversion features in accordance with ASC 815-40 and determined that the embedded conversion features are not considered to be derivative liabilities.

NOTE 3 – EQUITY SECURITIES

The Company is authorized to issue 20,000,000 shares, with a par value of $0.0001 per share, consisting of 15,000,000 shares of common stock and 5,000,000 share of preferred stock, which are all designated as series A preferred stock.

Series A Convertible Preferred Stock

The Company had 2,138,078 shares of series A preferred stock issued and outstanding as of December 31, 2016.

Each share of series A preferred stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of the Company’s common stock as is determined by dividing $0.263414 (the “Original Issue Price”) by the series A conversion price (as defined below) in effect at the time of conversion. The “Series A Conversion Price” shall initially be equal to the Original Issue Price, which initial Series A Conversion Price, and the rate at which shares of series A preferred stock may be converted into shares of common stock, is subject to adjustment as provided in this Restated Certificate.

F-12

Also, in the case of a liquidation, dissolution, or winding up of the Company, the conversion rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of series A preferred stock.

Common Stock

On May 14, 2015, the Company issued 159,848 shares of the Company’s common stock for services rendered by its founders. The shares were valued at $15,186, the then fair market value of the Company’s common stock. The fair value was determined by an independent third-party valuation firm.

Employee Equity Incentive Awards

In 2014, the Company adopted the “2014 Long-Term Incentive Plan” (the “Plan”). The Plan authorized 1,060,000 shares of the Company’s common stock (the “Shares”) to be granted as either restricted stock or stock options, at the discretion of the Board of Directors or Compensation Committee, whichever exists at the time of grant. The Company grants awards at exercise prices or strike prices that are equal to the market price of its common stock on the date of grant.

For all share-based awards, the GAAP guidance requires that the Company measure compensation costs related to its share-based payment transactions at fair value on the grant date and that it recognize those costs in the financial statements over the vesting period during which the employee provides service in exchange for the award.

A summary of the Company’s restricted stock activity and related information is as follows:

	Number of Grants	Weighted- Average Grant Date Fair Per Share	Aggregate Intrinsic Value

Balance, January 1, 2015	165,494	$0.22	$-
Granted	69,385	0.10	-
Vested	(153,829)	0.19	-
Cancelled	-		-
Balance, December 31, 2015	81,050	0.19	-
Granted			-
Vested	(72,800)	0.19	-
Cancelled	-		-
Balance, December 31, 2016	8,250	$0.19	$-

The fair market value of the restricted stock granted during 2015 was approximately $7,000, respectively. For 2016 and 2015, the Company recorded an expense of approximately $5,000 and $30,000, respectively for restricted stock vested. The remaining unvested fair value as of December 31, 2016 was $8,000

The Company uses the Black-Scholes model to estimate the fair value of each stock option granted. Due to the limited operation history of the Company, it does not have sufficient historical data to estimate exercise behaviors for separate groups of retirement eligible and non-retirement eligible employees. Accordingly, it calculates the weighted average expected stock option on a simplified method which is 7 years.

F-13

A summary of the Company’s stock options and related information is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- average Remaining Contractual Life	Aggregate Intrinsic Value

Balance, January 1, 2015	31,416	$0.23	7.0	$-
Granted	13,596	0.10	-
Exercised	-		-
Cancelled	-		-
Balance, December 31, 2015	45,012	0.19	5.57	-
Granted
Exercised	-
Cancelled	-
Balanced, December 31, 2016	45,012	0.19	4.68	-
Exercisable as of December 31, 2016	30,087	0.23	4.63	-
Exercisable as of December 31, 2016 and expected to vest	30,087	$0.23	4.63	$-

The total grant date fair value of stock options vested during 2016 and 2015 was $1,000 and $1,000. The Company has recognized of $1,000 and $1,000 for 2016 and 2015.

As of December 31, 2016, there was $1,000 of unrecognized compensation cost related to outstanding employee stock options. This amount is expected to be recognized over a weighted-average period of 3 years. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation expense to be related to these awards will be different from our expectations.

The weighted-average grant date fair value of the options granted during 2015 was estimated on the grant date using the Black-Scholes option-pricing model with the expected dividend yield of 0, expected price volatility of 56.8% - 63.6%, risk-free interest rate of 1.79% - 1.87% and expected life of options 7.0 years.

Since the Company is privately-held, the volatility was estimated using an average volatility based on a pool of publicly-held companies whose business are similar in nature to the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company rents office space on a month to month term from a majority shareholder, officer and director of the Company. During 2016 and 2015, the Company paid the shareholder approximately $21,000 and $16,000, respectively.

During 2016, the Company entered into deferred compensation agreements with the Company’s founders (“Founders”) related to the payment of compensation. The Founders agreed to defer a portion of their compensation until (i) the date that the Company issues and sells shares of its equity securities and/or convertible promissory notes in a financing or series of financings resulting in aggregate gross proceeds received by the Company of at least one million dollars ($1,000,000.00) and (ii) such other date determined by the Founders (the earlier of such date, the “Deferral Termination Date” and the period of time between the effective date and the Deferral Termination Date, the “Deferral Period”). As of December 31, 2016, the Founders deferred approximately $113,000 of deferred compensation expense for which is accrued for.

NOTE 5 – INCOME TAXES

A reconciliation of the provision for income taxes at the United States federal statutory rate of 34% and a Delaware state rate of 0% compared to the Company’s income tax expense as reported is as follows:

	2016	2015

Net loss before income taxes	$(869,000)	$(845,000)
Income tax rate	34%	34%
Income tax recovery	(295,000)	(287,000)
Valuation allowance change	295,000	287,000
Provision for income taxes	$-	$-

The significant components of deferred income tax assets at December 31, are as follows:

	2016	2015

Net operating loss carry-forward	$678,000	$383,000
Valuation allowance	(678,000)	(383,000)
Net deferred income tax asset	$-	$-

F-14

As of December 31, 2016 and 2015, the Company has no unrecognized income tax benefits. The Company’s policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items as tax expense. No interest or penalties have been recorded for 2016 and 2015, and no interest or penalties have been accrued as of December 31, 2016 and 2015. As of December 31, 2016 and 2015 the Company did not have any amounts recorded pertaining to uncertain tax positions.

The tax years from 2014 and forward remain open to examination by federal and state authorities due to net operating loss and credit carryforwards. The Company is currently not under examination by the Internal Revenue Service or any other taxing authorities.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events”, the Company has evaluated all subsequent events through July 10, 2017, the date the financial statements were available to be issued.

In conjunction with the sale of our series A-1 stock offering, as described below, certain of the 2015 and 2016 Notes holders elected to convert their principal and accrued interest into the offering. As of June 30, 2017, the 2016 and the 2015 Notes holders converted principal and accrued interest of approximately $733,000 and $365,000, respectively, and $30,000 and $56,000, respectively for a total of approximately 610,000 and 175,000 shares of series A-1 preferred shares.

On March 17, 2017 the Company received qualification from the Securities Exchange Commission.  On April, 11, 2017 the Company commenced its online offering of Series A-1 Preferred Stock to the public. As of June 30, 2017, the Company has received approximately $94,000 in commitments (31,333 shares of Series A-1 Preferred Stock) of which approximately $61,000 (20,333 shares of Series A-1 Preferred Stock) has been received from investors

The Series A-1 Preferred Stock has the rights and privileges over the Company’s common stock with respect to distribution of dividends and distribution of proceeds in the event of a liquidation, dissolution, or winding up of our business, as further described below. Holders of the Series A-1 Preferred Stock will have the right to convert their shares to common stock at any time, and will be automatically converted to common stock upon the closing of a firm-commitment underwritten registered public offering of our common stock as described in the Amended and Restated Certificate of Incorporation. The conversion rate may change from time to time if we complete a stock split, reorganization, recapitalization, or the like, but the initial conversion rate will be one-to-one. The conversion rate of the Series A-1 Preferred Stock will not be adjusted as a result of future issuances of our capital stock below the offering price of the Series A-1 Preferred Stock.

The Series A-1 Preferred Stock are non-voting except as required by law. Holders of the Series A-1 Preferred Stock will be bound by the Subscription Agreement, which includes certain representations and warranties to be made by the Investor, indemnification obligations in the event the Investor makes any false representation or warranty or fails to comply with any covenant in the Subscription Agreement or related documents, a drag-along obligation in the event of a sale of the Company, pursuant to which the Investor agrees to support a sale of the Company, a market stand-off agreement, pursuant to which the Investor may not transfer shares for a 180-day period following an initial public offering, and certain conditions to transfer of the shares, including agreement of the transferee to be bound by the terms of the Subscription Agreement.

In addition, the shares are subject to certain restrictions on transferability pursuant to the securities laws. The Company may require an opinion of counsel, reasonably satisfactory to the Company, that such offer, sale or transfer complies with the Securities Act of 1933 and any applicable state securities laws.

In the event of our liquidation, dissolution, or winding up, holders of our Series A-1 Preferred Stock will be entitled to receive, prior and in preference to the holders of the common stock, an amount per share equal to the price per share in this offering (subject to adjustment for stock splits, reorganizations, and the like). If the assets of the Company are insufficient to pay all holders of Series A-1 Preferred Stock, amounts distributed will be reduced pro rata in proportion to the amounts each holder of Series A-1 Preferred Stock would otherwise be entitled.

Holders of our Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Series A-1 Preferred Stock will receive dividends, if any, in preference to the holders of common stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. Holders of Series A-1 Preferred Stock do not, by virtue thereof, have any rights of first offer with respect to future issuances of Company capital stock, rights to require the Company to redeem the Series A-1 Preferred Stock, rights to demand registration of the Series A-1 Preferred Stock, or rights to receive certain information described in the Company’s Investors’ Rights Agreement. Certain, but not all, of the foregoing rights are provided to certain holders of Series A Preferred Stock.

F-15

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Media Trader, Inc.

/s/ Samuel Michie
By Samuel Michie, President

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chadwick Sahley
Chadwick Sahley, Chief Executive Officer and Director

Date: July 17, 2017

/s/ Samuel Michie
Samuel Michie, President and Chief Operating Officer

Date: July 17, 2017

/s/ Casey Lavere Butler
Casey Lavere Butler, Director

Date: July 17, 2017

/s/ Steve Heineman
Steve Heineman, Director

Date: July 17, 2017

Item 8. Exhibits

Exhibit 11.1	Consent of Auditors